UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

LANDS' END, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-09769	36-2512786

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Lands’ End Lane Dodgeville, Wisconsin	53595
(Address of Principal Executive Offices)	(Zip Code)

Peter L. Gray
Executive Vice President, Chief Administrative Officer and General Counsel
1 Lands’ End Lane
Dodgeville, Wisconsin
608-935-9341

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Lands’ End, Inc. (the “Company”) is a multi-channel retailer of casual clothing, accessories and footwear, as well as home products.

A copy of the Company’s Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018 is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD and is publicly available at www.landsend.com/sustainability/. References to www.landsend.com do not constitute the incorporation by reference of the information at www.landsend.com.

Item 1.02 Exhibit

See Item 2.01 of this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit No.	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018 as required by Items 1.01 and 1.02 of this Form SD.

1

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LANDS' END, INC.
Date: May 31, 2019	By: /s/ Peter L. Gray
Name: Peter L. Gray
Title: Executive Vice President, Chief Administrative Officer and General Counsel